FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____       No F     x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the resolution passed at the extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on March 20, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

RESOLUTION PASSED AT EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM convened on 20th March 2007.

Reference is made to the circular of Huaneng Power International, Inc. (the “Company”) dated 30th January 2007.

An extraordinary general meeting (the “EGM” or the “Meeting”) of the Company was held at 9:00 a.m. on 20th March 2007 at the headguarter of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC”). As entrusted by Mr. Li Xiaopeng, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman.

As at the record date (“Record Date”, i.e. 16th February 2007), there were totally 12,055,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolution tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,876,512,703 shares of the Company, representing 81.93% of the total shares of the Company, were present at the EGM. Holders of 854,651,128 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 666,818,680 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group, Huaneng International Power Development Corporation and their respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by the resolution to be considered at the EGM) holding an aggregate of 6,121,786,667 shares of the Company, representing approximately 50.78% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolutions tabled at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolution:

Ordinary Resolution

1.

The coal purchase and coal transportation framework agreement entered into between the Company and Huaneng Energy & Communications Holding Co., Ltd., the continuing connected transaction as contemplated thereby and the transaction cap for 2007 thereof were approved.

3,753,964,036 shares were voted for and 762,000 shares were voted against representing approximately 99.98% and approximately 0.02%, respectively, of the total number of shares held by the non-connected shareholders (including proxies) present at the EGM carrying voting rights.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

20th March 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	March 21, 2007

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